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                                 [LETTERHEAD]


November 4, 1998

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Choices Entertainment Corporation and, under the date of March 6, 1998 we reported on the financial statements of Choices Entertainment Corporation and subsidiaries as of and for the years ended December 31, 1997 and 1996. On October 8, 1998, we resigned. We have read Choices Entertainment Corporation statements included under Item 4 of its Form 8-K dated October 28, 1998, and we agree with such statements. We have not had any involvement with any financial statements of Choices Entertainment Corporation subsequent to the date of our audit report.


Very truly yours,


/s/ KPMG Peat Marwick LLP